SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001 -07
Corporate Registry (NIRE) 35.300.147.952

Publicly Held Company

NOTICE TO THE SHAREHOLDERS

São Paulo, SP, Brazil, November 13, 2009 – Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, Bank of America Corporation, a United States company, (“Investor”):

1. The Investor’s aggregate holdings have acquired 6,780,788 common shares, representing 5.07% of the total common shares issued by Gafisa S.A. As a result, it holds a relevant interest in the Company’s total capital stock, pursuant to article 12 of Instruction 358 of the Brazilian Securities and Exchange Commission – CVM.

2. The Investor declares that holds the equity positions through various subsidiaries that may acquire the securities for various purposes; however, its objective for the participation in the company is as a passive investment and participation does not have the objective of changing the controlling group or the administrative structure of the Gafisa.

3. In addition, the Investor declares that it does not hold any convertible debentures issued by Gafisa.

4. Finally, the Investor declares that it has not entered into any agreement governing the exercise of voting rights or the purchase and sale of the Company’s securities.

São Paulo, November 13, 2009.

     Alceu Duilio Calciolari
Diretor Financeiro e de Relações
com Investidores da Gafisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.